Exhibit 15.3

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Jiayuan Lin, Director and Chief Executive Officer of Cango Inc. (the “Company”), certify that to my knowledge following due inquiry:

(1)	As of the date hereof, the directors and officers of the Company consist of: Xiaojun Zhang, Jiayuan Lin, Yongyi Zhang, Zhipeng Song, Chi Ming Lee, Dongsheng Zhou and Rong Liu;

(2)	None of the Company’s directors or officers are representatives of any government entity in the People’s Republic China (the “PRC”);

(3)

As of the date hereof, the following shareholders hold 10% or more of the total outstanding ordinary shares of the Company: Traveler Enterprise Limited, Warburg Pincus Cango Fintech Investment Company Limited, Eagle Central Holding Limited, and Didi Chuxing entities (consisting of Links Advance Holdings Limited and DiDi Sunshine Investments L.P. Information);

(4)	None of the shareholders that hold 10% or more of the total outstanding ordinary shares of the Company are controlled by any government entity in the PRC;

(5)

There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors, officers or shareholders, on the one hand, and any person, on the other hand, that could result in such person being deemed to control the Company; and

(6)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	April 26, 2023

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Director and Chief Executive Officer